CENTURY

2003
ANNUAL REPORT

P.E. 12-31-03

CENTURY REALTY TRUST

CONTENTS

MARKET AND DIVIDEND INFORMATION

The Trust's shares of beneficial interest are traded on the NASDAQ SmallCap market. Cash distributions, if any, are paid approximately 45 days after the end of each quarter. The high and low published bid prices and distributions for the last two years were:

2003	High	Low	Distributions Declared
1st Quarter	$ 12.88	$ 11.70	$ 0.14
2nd Quarter	13.20	9.80	0.12
3rd Quarter	12.50	11.41	0.12
4th Quarter	12.70	10.00	–

2002	High	Low	Distributions Declared
1st Quarter	$ 11.95	$ 11.12	$ 0.14
2nd Quarter	11.99	11.11	0.14
3rd Quarter	12.20	11.50	0.14
4th Quarter	12.65	11.70	0.14

The principal business of Century Realty Trust, an Indiana business trust, is the ownership of income-producing real properties, which consist of fifteen apartment complexes, two restaurant properties, three commercial properties, and various parcels of undeveloped land which are situated adjacent to rental properties owned by the Trust. In 1997, the Trust expanded its investment options to include the exclusive control of real estate through the use of operating partnerships. Five of the Trust's fifteen apartment properties are owned by operating partnerships. Other than long-term leases on the restaurant properties, the Trust's rental income is derived from short-term leases of units in its various buildings. The residential properties are managed under agreements with independent property management firms. The Trust and its operating partnerships reimburse the management firms for compensation of approximately 65 persons employed at the apartment properties.

The Trust has elected to be treated as a real estate investment trust under the Internal Revenue Code and to distribute substantially all of its real estate investment trust taxable income. A real estate investment trust is an investment vehicle which permits individuals, by purchasing shares, to invest in real estate equities and/or mortgage loans, and share in the profits therefrom without having profits subjected to federal income taxes at the trust level.

LETTER TO SHAREHOLDERS

Since our first report to you in 1974, we have many times reported year-to-year improvement in operating results. A few times we have reported disappointing results. For the first time in our history we must report the Trust incurred a net loss from its operations in 2003. Real estate operations were hammered by a combination of a 6.2% decrease in gross income, a 21.1% increase in real estate taxes and a 12.8% increase in other operating expenses compared with 2002. The net loss of $.30 per share for 2003 is $.69 less than the net income of $.39 per share for 2002. Funds from operations, equivalent to $.64 per share for 2003, decreased by $.81, or 55.9% from the $1.45 per share reported for 2002. A detailed discussion of operating income and expense comparisons is contained in a section of this report titled "Management's Discussion and Analysis of Financial Condition and Results of Operations".

The major negative factor in 2003 was the continued decline in apartment economic occupancy rates. Due to a combination of factors, apartment economic occupancy rates declined from 88.8% in 2002 to 82.9% in 2003. Low mortgage interest rates and relatively high unemployment rates in many communities where the Trust has apartments continues to take a toll on resident retention and recruitment rates. The increase in real estate taxes resulted from an Indiana state-wide reassessment effective for taxes payable in 2003. The increase in other operating expenses reflects, for the most part, the counter-offensive undertaken during 2003 to stabilize and improve occupancy rates.

Following a decision of the Board of Trustees in late 2002, the Trust initiated a change in property management firms to operate the apartment portfolio. The management transition commenced in February, 2003 and by September, was completed as to fourteen of the fifteen apartment properties. The changeover at the final apartment property, for which prior approval of the mortgage holder was required, will be effective in April, 2004. The newly employed management firm is believed to have certain strengths, among which is a strong marketing orientation, that should be beneficial to the Trust in these difficult times. Since July, 2003 the number of vacant apartments has been gradually declining. However, rental incentives and marketing costs have absorbed most of the economic benefits of the improved physical occupancy. But we believe that physical occupancy will continue to improve in 2004, and are hopeful that the marginal income derived will begin to exceed the marginal cost of achieving those gains.

During 2003, the Trust increased its equity in five operating partnerships that it has controlled since 1997, by issuing 9,389 shares in exchange for partnership units. The partnerships were structured to permit, until November, 2007, those investors who owned 99% of the equity (286,908 partnership units) at the time the Trust acquired control, to exchange their partnership units for an equal number of shares in the Trust. Including 2,894 units exchanged on January 1, 2004, holders of 83.5% of the partnership units, valued at $2.8 million, have exchanged those units for 239,663 shares.

Three quarterly dividends were paid in 2003 for a total of $.38 per share, all of which was designated as a return of capital. In early October, when the Trustees considered the fourth quarterly dividend, it was apparent that the Trust had realized an operating loss in the third quarter. The Board of Trustees reluctantly concluded that the November dividend payment would be omitted. The operating loss experienced in the fourth quarter was even greater and prompted the Board to omit the dividend that, in profitable times, would have been paid in February, 2004. The omission of dividends in November, 2003 and February, 2004 responds to what management perceives to be a temporary weakness in operating results. It does not reflect a change in the dividend policy of the Trust. We expect to resume paying quarterly dividends when operating results improve.

Other highlights of 2003:

* By investing in property improvements and replacements, the Trust enhanced its equity in real estate investments by $301,400, the equivalent of $.17 per share, and that of its partnership-owned properties by $88,200.
* By reducing mortgage loan balances, the Trust increased its equity in properties that it owns by $549,000, the equivalent of $.31 per share, and in its partnership-owned properties by $115,600.
* Investment properties owned by the Trust produced an aggregate cash return on investment of 6% in 2003, down from 14.1% produced by the same properties in 2002. The five partnership-owned apartment properties produced an aggregate cash loss on investment of –1.4% in 2003, down from a cash return on investment of 10% in 2002.

The immediate focus of the Board of Trustees and management is to improve the performance of the Trust's investment properties. From a broader perspective, we are evaluating various strategic alternatives with the objective of maximizing share value in the long term. We are grateful for your past support of the Trust and we will do our best to earn your continued support.

FRANCIS M. HAPAK Chairman of the Board	JOHN I. BRADSHAW, JR. President

INVESTMENT PROPERTIES

At December 31, 2003

APARTMENTS	Location	Year Acquired	No. of Units	2003 Occupancy	Net Investment
Park Plaza	Indianapolis, IN	1973	176	76%	$ 472,320
Fontenelle	Kokomo, IN	1973	176	80%	681,590
Park Forest[1]	Marion, IN	1973	64	91%	231,330
Chester Heights[1]	Richmond, IN	1973	110	90%	215,980
Driftwood Park[1]	Indianapolis, IN	1989	48	92%	848,181
Regency Royale[1]	Mishawaka, IN	1993	132	91%	2,965,117
Creek Bay[1]	Indianapolis, IN	1993	208	81%	5,828,958
Eagle Creek Park[1]	Indianapolis, IN	1994	188	83%	5,028,686
Fox Run[1]	Indianapolis, IN	1995	256	75%	5,822,212
Charter Oaks[1]	Evansville, IN	1997	192	91%	4,521,865
Barcelona[1,2]	Kokomo, IN	1997	64	85%	1,298,565
Beech Grove[1,2]	Jeffersonville, IN	1997	182	80%	3,769,986
Hampton Court[1,2]	Indianapolis, IN	1997	92	84%	1,562,936
Sheffield Square[1,2]	New Albany, IN	1997	152	85%	3,828,190
West Wind Terrace[1,2]	Indianapolis, IN	1997	96	82%	1,589,896
Total Apartments			2,136	83%	38,665,812

[1]Property is collateral for a mortgage note payable.
[2]Property is owned by a partnership controlled by the Trust.

COMMERCIAL	Location	Year Acquired	Square Feet	Currently Leased	Net Investment
Office/Warehouse					
401 Industrial Drive[1]	Carmel, IN	1977	38,000	91%	$ 239,810
Office buildings:					
1810 E. 62nd Street	Indianapolis, IN	1986	17,000	80%	337,232
3510-20 E. 96th Street	Indianapolis, IN	1997	34,000	79%	1,475,843
Total Commercial			89,000		2,052,885

[1]Property is collateral for a mortgage note payable.

RESTAURANTS	Location	Year Acquired	Square Feet	Lease Expires	Net Investment
Fortune House	Indianapolis, IN	1979	5,000	2004	$ 235,644
Miami Subs	Orlando, FL	1979	3,500	2004	138,019
Total Restaurants			8,500		373,663

ALL INVESTMENT PROPERTIES	$ 41,092,360

SELECTED FINANCIAL DATA

Years ended December 31,	**2003**	2002	2001	2000	1999
In thousands, except per share data and number of apartments					
OPERATING DATA					
Rental and other operating income	**$ 12,038**	$ 12,844	$ 13,017	$ 13,294	$ 13,227
Gains on sale of property	—	—	—	—	—
Income (loss) before minority interest in operating partnerships	**(631)**	618	706	1,133	1,071
Net income (loss)	**(541)**	689	749	1,110	934
Cash distributions declared	**673**	984	1,269	1,408	1,238
Weighted average number of shares outstanding	**1,775**	1,757	1,740	1,717	1,548
Per share:					
Basic earnings (loss) per share	**$ (0.30)**	$ 0.39	$ 0.43	$ 0.65	$ 0.60
Diluted earnings (loss) per share	**(0.30)**	0.39	0.43	0.65	0.60
Distributions declared	**0.38**	0.56	0.73	0.82	0.80
BALANCE SHEET DATA					
Total real estate owned *(a)*	**$ 58,181**	$ 58,413	$ 58,115	$ 57,539	$ 57,429
Allowances for depreciation	**(17,089)**	(15,985)	(14,624)	(13,011)	(11,690)
Total assets	**45,549**	46,958	47,556	47,821	49,533
Mortgage and other notes payable	**33,437**	34,102	34,482	34,013	35,171
Total debt	**36,509**	36,719	36,934	36,588	37,829
Minority interest in operating partnerships	**396**	569	802	1,149	3,476
Shareholders' equity	**8,644**	9,670	9,819	10,084	8,228
Number of shares outstanding	**1,782**	1,762	1,749	1,726	1,548
OTHER DATA					
Cash Flow Data					
Cash provided by operating activities	**$ 1,372**	$ 2,479	$ 2,382	$ 3,148	$ 2,711
Cash used in investing activities	**(340)**	(666)	(702)	(498)	(570)
Cash used in financing activities	**(1,232)**	(1,379)	(1,114)	(2,752)	(2,002)
Funds from Operations (b)					
Income (loss) before minority interest in operating partnerships	**$ (631)**	$ 618	$ 706	$ 1,133	$ 1,071
Add back depreciation of investment property	**1,741**	1,796	1,801	1,744	1,770
Add back unamortized loan costs written off	**—**	193	—	—	—
Exclude funds attributed to minority interest	**21**	(55)	(66)	(160)	(492)
Funds from operations	**$ 1,131**	$ 2,552	$ 2,441	$ 2,747	$ 2,349
Apartment units owned (a)					
Apartment units owned at December 31	**2,136**	2,136	2,136	2,136	2,136
Weighted average number of apartments owned during the year	**2,136**	2,136	2,136	2,136	2,136

(a)Real estate owned includes apartments owned by operating partnerships created and controlled by the Trust.

(b)Funds from operations (FFO) is defined as income before gains on sale of property and minority interest of unitholders in operating partnerships created and controlled by the Trust plus investment property depreciation. The amount of funds attributed to minority interest is not available to shareholders of the Trust and is deducted . FFO should be considered along with, not as an alternative to, net income and cash flows as a measure of the Trust's operating performance and liquidity. FFO does not represent cash flow from operating activities and is not necessarily indicative of cash available to fund capital expenditures, debt repayment, or other cash needs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Contained in this discussion and elsewhere in this annual report are forward-looking statements which management believes to be reasonable and informative. Such statements are based on assumptions which may not prove to be correct for reasons management cannot predict. Consequently, the inclusion of forward-looking statements should not be considered as representations by the Trust or its management that expected results will be achieved or that stated objectives will be attained. Factors that might cause such a difference include, among others, the following: dependence on the performance of key personnel and independent property management firms; risks associated with the level of competition in the Trust's markets; changes in mortgage interest rates; changes in real estate tax rates and/or assessed valuations; and, the unpredictability of economic and regulatory conditions.

During all of 2003 and 2002 the Trust owned or controlled fifteen apartment communities containing 2,136 apartment units, three multi-tenant commercial properties containing 89,000 rentable square feet, and two restaurant properties leased to operators under net leases. Five of the apartment properties containing 586 units are owned by separate partnerships that are controlled by the Trust through a wholly-owned subsidiary. A description of partnership-owned real estate acquisitions is contained in Note 3 to the financial statements.

Effective January 1, 2000, the holders of 286,908 operating partnership units were granted the option to exchange them, one for one, for shares of beneficial interest at any time until November, 2007, at which time the Trust, at its option, may issue shares for any outstanding O.P. units. As of January 1, 2004 and 2003, holders of 82.7% and 79.7% respectively of the outstanding units, had exercised their exchange options. (See Note 3 to the financial statements). Management anticipates that the increase in outstanding shares and corresponding decrease in the minority interest will not have a material impact on funds from operations and net income per share during the next year.

At December 31, 2003 the Trust's net investment in real estate consisted of apartment properties (94%), commercial properties (5%) and net-leased restaurant properties (1%). The 2,136 apartment units in the portfolio throughout 2003 and 2002 contributed 94.4% of the total revenue from real estate operations, and 98.6% and 98.4%, respectively, of real estate operating expenses.

CRITICAL ACCOUNTING POLICIES

Amortization of Management Contracts.

In 1997 the Trust paid $650,350 for the general partner interest and absolute management control over five partnerships. The Trust elected to amortize, on a straight line method, its cost to acquire its position over the ten year period during which the holders of limited partnership interests could elect not to exchange those interests for shares of beneficial interest of the Trust; consequently, depreciation expense each year includes $65,030 for amortization of the acquisition costs.

Carpet Replacement Policy.

From its inception in 1973, the Trust has consistently followed the practice of charging the cost to replace carpets in its apartment units to expense as incurred. Real estate operating expenses include costs to replace carpets of $370,796, $245,699 and $322,994 for 2003, 2002 and 2001 respectively. An acceptable alternative method of accounting would be the capitalization of costs as incurred, followed by charges for depreciation over the estimated useful life of the carpet. Management believes that, due to the relatively short useful life of apartment carpets, the annual expense for replacements is not materially greater than would be the annual charges for depreciation had the carpets been capitalized when purchased.

RESULTS OF OPERATIONS -- 2003

Compared with the preceding year, rental and related income from the Trust's apartment operations decreased by 6.2% while apartment operating expenses, exclusive of depreciation, increased by 12.7%. Rental income from commercial properties decreased by 8.2% from the previous year level. The decline in income from the commercial properties was somewhat mitigated by a 7.5% decrease in related operating expenses. Both of the restaurant properties owned by the Trust remained under prior leases for all of 2003. The Miami Subs restaurant lease expired December 31, 2003. Management is negotiating a new lease with the lessee-operator of that property on terms comparable to the previous lease. The Fortune House restaurant lease will expire in November, 2004. The Trust is currently evaluating its options with respect to that property.

The decrease in gross income from apartment properties resulted from the net effect of .5% higher average rental rates and a 6.6% decrease in overall occupancy rates. Apartment economic occupancy rates decreased from an average of 88.8% in 2002 to 82.9% in 2003. In mid-December, 2003 the aggregate physical occupancy rate for the Trust's apartment properties had improved to 89.1% from a low point of 84.1% in mid-July. At the end of 2002, the overall apartment occupancy was 88.3%. The downward trend in occupancy rates that commenced in the fourth quarter of 2000 is due primarily to a decline in employment opportunities in several Indiana communities, and relatively low mortgage loan interest rates that continue to make home ownership a viable alternative for residents of higher-rent apartments.

The Board of Trustees and management have taken action to counter the recent disappointing operating results. During 2003, the Trust changed management firms for its apartment properties. The Board selected a management firm that it believes to have a highly qualified staff, a proactive management philosopy and particular strength in marketing. While the management change was costly in 2003, apartment occupancy has been steadily, albeit slowly, improving.

Real estate operating expenses, including real estate taxes (excluding interest and depreciation) for the apartment properties increased 12.7% in 2003. Operating expenses amounted to 55.8% of gross possible income for 2003, up from 49.8% in 2002. Utility costs were up 21% due to higher rates and the cost of providing electricity and heat to vacant units. Carpet and tile replacement costs increased by 51% to provide rental incentive and to catch up from a lower than average expense level in the previous year. Maintenance and repairs increased by 23% from 2002. The 2003 amount represented 5% of gross potential income, a level that management considers normal of the Trust's portfolio.

Real estate tax accruals for amounts estimated to be payable in 2004 increased by $159,000, or 11.8% from comparable accruals in 2002 due to an Indiana statewide reassessment of real property. The Trust, in its accruals in 2002, underestimated by approximately $122,000 the amount of real estate tax payable in 2003. That underestimate was a charge against income in 2003 in addition to the amount accrued as an operating expense in 2003 for taxes payable in 2004. On-site personnel costs, as a percent of gross possible income, were up from 12.8% in 2002 to 13.0% in 2003, a 2.7% increase.

Rental income from commercial properties in 2003 decreased by $52,600, or 8.2%, from the previous year, due to lower occupancy rates in 2003. Lower real estate tax expense accounted for a 7.5% decrease in operating expenses in 2003 compared with the previous year. Contrary to the significant increase in real estate taxes following reassessment of the apartment properties, each one of the commercial properties experienced lower assessed values and lower billings for taxes payable in 2003.

Mortgage interest expense for 2003 decreased by $102,329 from the amount reported for 2002. Approximately $59,200 of that decrease is attributable to lower interest rates on three mortgage loans that were refinanced in July, 2002. The balance of the decrease is attributed primarily to a reduction in mortgage loan balances that resulted from scheduled monthly debt service. No mortgage loans were refinanced in 2003.

Looking ahead, management plans to refinance two mortgage loans in 2004. In the second quarter, a loan on one of the controlled partnership-owned properties that has an unpaid balance of approximately $1.2 million at December 31, 2003, is scheduled to be replaced with a new long-term fixed rate loan with a lower interest rate. The lower interest rate expected on the new loan is projected to reduce interest expense in its first year by approximately $20,000. The second mortgage loan to be refinanced in 2004 relates to an existing loan that will mature in October, 2004 with a balance due at maturity of approximately $732,000. Management believes that amount is less than 30% of the value of the property and that various financing options may be considered. Refinance plans for that loan will be finalized during the second quarter.

The credit shown for state income taxes in 2003 represents the amount by which the Trust over-estimated its Indiana gross income tax liability as of December 31, 2002. The gross income tax was eliminated from the Indiana state income tax effective for years after 2002. The Trust had no income subject to state income tax in 2003.

General and administrative expenses in 2003 decreased by $72,900 from the previous year primarily due to a reduction in amounts incurred for professional fees. In 2002 the Trust expensed approximately $46,000, primarily legal fees, related to the transfer of rental operations to Century Realty Properties, L.P. and $62,500 of real estate appraisal fees. Offsetting the absence of those expenses in 2003, approximately $40,000 of legal and accounting fees were incurred in 2003 related the change in property management firms, corporate governance matters occasioned by the Sarbanes-Oxley Act of 2002, and tax issues related to the controlled partnerships. General and administrative expenses amounted to 5.3% of income from real estate operations in 2003, compared with 5.6% in 2002. Officer and employee compensation costs, including payroll taxes and benefits that are included in administrative expenses, amounted to $288,100 in 2003, up 2.9% from $279,900 in 2002.

RESULTS OF OPERATIONS -- 2002

The Trust experienced a decrease of approximately 1.4% in income and a decrease of 2.5% in expenses, other than depreciation, related to its apartment operations in 2002 compared with the preceding year. The commercial properties experienced a 2.7% increase in gross income and a 4.5% decrease in operating expenses.

Rental income from the restaurant property in Orlando, Florida amounted to $50,194 in 2002, up from $29,280 in 2002. That Miami Subs franchised restaurant was closed during the first four months of 2001. Following the termination of a prior lease, the Trust re-leased the property in May, 2001 to a new Miami Subs franchisee-operator. The new lease, which will expire December 31, 2003, contains terms and conditions similar to the prior lease.

The decrease in gross income from apartment properties resulted from the combined effect of 1.2% higher average rental rates and a 2.6% decrease in overall occupancy rates. Apartment occupancy decreased from an average of 91.2% in 2001 to 88.8% in 2002. In mid-December, 2002 the aggregate occupancy for the Trust's apartment properties was 88.3%. At the end of 2001, the overall apartment occupancy was 90.6%. The lower occupancy rates in 2002 resulted from higher unemployment rates in several Indiana communities, and lower mortgage loan interest rates that made home ownership a viable alternative for residents of higher-rent apartment.

Real estate operating expenses, including real estate taxes (excluding interest and depreciation) for the apartment properties decreased 2.5%. Operating expenses amounted to 49.8% of gross possible income for 2002, down from 51.7% in 2001. Approximately 67% of the decrease in operating expenses resulted from 17.4% lower painting and decorating expense and 20.2% lower carpet replacement costs. Such reductions reflect the impact of fewer move-ins and the availability of an ample number of rent-ready vacant units. Maintenance and repairs, including supplies and contracted services, decreased $69,508, or 6.5%, due to lower occupancy rates and a relatively mild 2001-2002 winter. Significant expense increases in insurance premium costs, up $47,321, or

23.8% in 2002, and property taxes, up $21,260 nearly offset to reduction in maintenance and repairs. Property employee costs, as a percent of gross possible income, decreased from 12.9% in 2001 to 12.8% in 2002. While the Trust's insurance claims history is not unfavorable, management anticipates that other market forces will result in a substantial increase in premiums for coverage when the current policies expire on June 30, 2003.

Rental income from commercial properties in 2002 increased by $16,507, or 2.7%, from the previous year, due primarily to higher occupancy rates in 2002. Lower maintenance and repair expenses accounted for a 4.5% decrease in operating expenses in 2002 compared with the previous year.

The Trust derives its interest income from sweep account demand deposit funds at money market rates, and from funds held in escrow accounts by lenders at savings account rates. The Trust earned average rates of return on its invested funds of 1.18% and 3.14% in 2002 and 2001, respectively.

In January, 2002 the Trust completed a modification of two mortgage loans that had unpaid balances totaling approximately $1.4 million at December 31, 2001. Both loans, from the same lender, provided for interest at 8-7/8% until maturity in June, 2003. As modified the loans, with no change in principal amount borrowed, provide for interest rates adjustable annually on February 1 to the lender's money market borrowing rate plus 2.75% until maturity in June, 2008. The initial rate, effective until February 1, 2003 was 4.875%.

In July, 2002 three of the controlled partnerships refinanced mortgage loans to obtain lower interest rates. The total debt represented by the loans that were paid off amounted to $5,658,466. Those loans had maturity dates from January 1, 2027 to May 1, 2030, and provided for interest at rates from 8.5% to 8.875%. The total amount borrowed was $5,990,699, an increase of $332,233 in the aggregate indebtedness. The excess borrowings were used to pay the refinancing costs and to fund escrow accounts and replacement reserves. The new loans will mature from August 1, 2032 to August 1, 2037, and provide for interest at the rate of 6.625%.

In connection with refinancing three apartment properties owned by controlled partnerships in July, 2002, two of the three partnerships paid prepayment fees in the aggregate amount of $100,941. In, addition, the three partnerships had unamortized loan origination costs related to the loans that were paid-off in the aggregate amount of $192,543. The prepayment fees and the unamortized loan costs were charged to expense as "Mortgage loan extinguishment costs". Costs aggregating $127,094 related to the origination of the new mortgage loans were recorded as an amortizable asset and will be charged to expense over the terms of the loans.

State income taxes decreased by approximately $64,000 in 2002 because income subject to the Indiana gross income decreased by approximately $5.4 million. In 2002 approximately $7.6 million of gross receipts from rental operations that would have been taxable if received by the Trust were received by Century Realty Properties, L.P., an entity not subject to the tax. In 2001, approximately $2.2 million of revenue from rental operations was received by Century Realty Properties, L.P. Between August 1, 2001 and January 1, 2002, ownership of all of the apartment properties, two of the three commercial properties and one of the two restaurant properties formerly owned by the Trust were transferred to Century Realty Properties, L.P.

General and administrative expenses in 2002, which included approximately $46,000 related to the transfer of rental operations to Century Realty Properties, L.P. and $62,500 of real estate appraisal fees, amounted to 5.6% of income from real estate operations in 2002, compared with 4.5% in 2001. Officer and employee compensation costs, which includes payroll taxes and benefits that are included in administrative expenses, amounted to $279,900 in 2002, up 6.6% from $262,500 in 2001.

LIQUIDITY AND SOURCES OF CAPITAL

At December 31, 2003, the Trust and its controlled partnerships had $1,550,000 in cash, including $221,000 in controlled partnership accounts, which management believes is sufficient to meet anticipated working capital requirements. In view of the declining productivity by the Trust's apartment portfolio during 2003, particularly the second half of the year, the Trust omitted its dividend payments and partnership distributions that would normally would have been paid in November, 2003 and February, 2004. The Trust intends to resume quarterly distributions when operating results permit.

Other than cash that may be required for property improvements and replacements which amounts may exceed funds generated by operations, management is not aware of any significant transactions or events which will require material expenditures in 2003. Management is considering recommendations by the property managers to undertake significant exterior painting, paving and other buildings and grounds projects, however, the Trust has not made any commitments, which would require expenditures in excess of funds expected to be provided by operations during 2003.

Management expects to continue to operate the Trust as a real estate investment trust, and to distribute to shareholders all of its otherwise taxable income. Since the Trust had an operating loss for 2003, the entire amount that was distributed to shareholders during 2003, which totaled $672,517, was designated as return of capital. During 2002, the Trust distributed $983,846, of which $132,664 was designated as return of capital. The aggregate surplus cash distributed to the minority interest partners by the controlled partnerships totaled $6,101 and $16,460 during 2003 and 2002, respectively.

Due to differences in depreciation rates and carrying values of some properties, the net loss reported for 2003 was 15% more than the operating loss for income tax purposes. The reported net income for 2002, was 18% lower; and, for 2001, 5% lower, than income for income tax purposes.

IMPACT OF INFLATION

Inflation, except for increases in real estate taxes payable in 2003 that resulted from the Indiana state-wide reassessment of real estate, has not had a significant impact on the Trust during 2003, 2002 and 2001.

CONSOLIDATED BALANCE SHEETS

	December 31 2003	2002
Assets		
Real estate investments:		
Land	**$ 3,776,383**	$ 3,776,383
Buildings	**53,264,913**	53,328,753
Equipment	**1,040,448**	1,159,609
Allowances for depreciation	**(17,088,534)**	(15,984,984)
	40,993,210	42,279,761
Net investment in direct financing leases	**99,150**	148,698
	41,092,360	42,428,459
Cash and cash equivalents	**1,550,459**	1,751,051
Restricted cash	**1,742,053**	1,592,035
Accounts and accrued interest receivable	**396,072**	321,571
Unamortized management contracts	**254,721**	319,756
Unamortized mortgage costs	**298,279**	341,875
Undeveloped land	**99,675**	99,675
Other assets	**115,561**	104,004
	$ 45,549,180	$ 46,958,426
Liabilities and shareholders' equity		
Liabilities:		
Mortgage notes payable	**$ 33,437,032**	$ 34,101,623
Accounts payable and accrued liabilities	**661,259**	393,467
Accrued interest	**192,695**	196,098
Accrued state income and property taxes	**1,596,217**	1,454,716
Tenants' security deposits and unearned income	**622,290**	573,299
	36,509,493	36,719,203
Minority interest in operating partnerships	**396,135**	569,021
Shareholders' equity:		
Shares of beneficial interest, no par value Authorized - 5,000,000 shares Issued - 1,790,297 shares including 8,507 in treasury in 2003, and 1,780,908 shares including 19,207 shares in treasury in 2002	**9,548,835**	9,472,832
Overdistributed income other than from gain on the sale of real estate	**(2,133,491)**	(920,316)
Undistributed net realized gain from sale of real estate	**1,316,078**	1,316,078
Cost of treasury shares	**(87,870)**	(198,392)
	8,643,552	9,670,202
	$ 45,549,180	$ 46,958,426

See accompanying notes.

	Year ended December 31 2003	2002	2001
Income			
Real estate operations:			
Rental income	**$ 11,762,026**	$ 12,509,402	$ 12,652,983
Income from direct financing leases	**16,548**	22,846	28,344
Other income	**243,014**	289,678	287,892
	12,021,588	12,821,926	12,969,219
Less:			
Real estate operating expenses	**6,224,848**	5,518,359	5,722,545
Depreciation	**1,749,036**	1,804,582	1,810,144
Real estate taxes	**1,656,589**	1,368,105	1,361,841
	9,630,473	8,691,046	8,894,530
	2,391,115	4,130,880	4,074,689
Interest income	**16,615**	22,075	47,446
	2,407,730	4,152,955	4,122,135
Expenses			
Interest	**2,404,450**	2,506,779	2,744,801
Mortgage loan extinguishment costs	**—**	293,484	—
State income taxes	**(4,933)**	22,927	87,216
General and administrative expenses	**638,806**	711,716	584,177
	3,038,323	3,534,906	3,416,194
Income (loss) before minority interest in operating partnerships	**(630,593)**	618,049	705,941
Minority interest in operating partnerships	**89,935**	71,190	42,651
Net income (loss)	**$ (540,658)**	$ 689,239	$ 748,592
Earnings (Loss) Per Share:			
Basic earnings (loss) per share	**$ (0.30)**	$ 0.39	$ 0.43
Diluted earnings (loss) per share	**$ (0.30)**	$ 0.39	$ 0.43

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Outstanding Shares of Beneficial Interest	Shares of Beneficial Interest	Undistributed (Overdistributed) Income Other Than from Gain on Sale of Real Estate	Undistributed Net Realized Gain from Sale of Real Estate	Cost of Treasury Shares	Total
Balance at January 1, 2001	1,726,437	$ 9,043,334	$ (104,950)	$ 1,316,078	$ (170,091)	$ 10,084,371
Shares issued	25,006	283,703	-	-	-	283,703
Shares purchased for treasury	(2,901)	-	-	-	(33,361)	(33,361)
Stock options exercised	500	65	-	-	5,060	5,125
Net income for 2001	-	-	748,592	-	-	748,592
Dividends ($.73 per share)	-	-	(1,269,351)	-	-	(1,269,351)
Balance at December 31, 2001	1,749,042	9,327,102	(625,709)	1,316,078	(198,392)	9,819,079
Shares issued	12,659	145,730	-	-	-	145,730
Net income for 2002	-	-	689,239	-	-	689,239
Dividends ($.56 per share)	-	-	(983,846)	-	-	(983,846)
Balance at December 31, 2002	1,761,701	9,472,832	(920,316)	1,316,078	(198,392)	9,670,202
Shares issued	**9,389**	**76,850**	**-**	**-**	**-**	**76,850**
Stock options exercised	**10,700**	**(847)**	**-**	**-**	**110,522**	**109,675**
Net loss for 2003	**-**	**-**	**(540,658)**	**-**	**-**	**(540,658)**
Dividends ($.38 per share)	**-**	**-**	**(672,517)**	**-**	**-**	**(672,517)**
Balance at December 31, 2003	**1,781,790**	**$9,548,835**	**$(2,133,491)**	**$ 1,316,078**	**$ (87,870)**	**$ 8,643,552**

See accompanying notes.

	Year ended December 31		
	2003	2002	2001
Operating activities			
Net income (loss)	**$ (540,658)**	$ 689,239	$ 748,592
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**1,796,467**	1,854,553	1,865,684
Write-off of unamortized mortgage costs related to loans extinguished	**-**	192,543	-
Minority interest	**(89,935)**	(71,190)	(42,651)
Changes in operating assets and liabilities:			
Restricted cash	**(150,018)**	(179,341)	8,295
Accounts and accrued income receivable	**(74,501)**	(110,611)	(77,863)
Other assets	**(23,167)**	(58,032)	(96,752)
Accounts payable and accrued liabilities	**404,556**	159,945	(90,918)
Tenants' security deposits and unearned income	**48,991**	2,176	67,171
Net cash provided by operating activities	**1,371,735**	2,479,282	2,381,558
Investing activities			
Purchase of property and improvements	**(389,675)**	(709,037)	(740,030)
Lease principal payments received	**49,548**	43,249	37,752
Net cash used in investing activities	**(340,127)**	(665,788)	(702,278)
Financing activities			
Net short-term bank borrowings (repayments)	**-**	(92,406)	(2,907,594)
Net proceeds from mortgage notes payable	**-**	5,990,699	4,788,590
Mortgage loan balances refinanced	**-**	(5,658,466)	-
Principal payments on mortgage notes payable	**(664,591)**	(620,565)	(1,623,281)
Shares purchased for treasury	**-**	-	(33,361)
Sale of treasury shares	**109,675**	-	5,125
Distributions to minority interest	**(6,101)**	(16,460)	(20,427)
Dividends paid to shareholders	**(671,183)**	(981,544)	(1,353,248)
Net cash used in financing activities	**(1,232,200)**	(1,378,742)	(1,144,196)
Net increase (decrease) in cash and cash equivalents	**(200,592)**	434,752	535,084
Cash and cash equivalents at beginning of year	**1,751,051**	1,316,299	781,215
Cash and cash equivalents at end of year	**$ 1,550,459**	$ 1,751,051	$ 1,316,299
Supplemental Data:			
Selected noncash activities related to investing and financing activities were as follows:			
Issued 9,389, 12,659 and 26,006 shares of beneficial interest in 2003, 2002 and 2001, respectively, in exchange for operating partnership units (See Note 3)	**$ 76,850**	$ 145,730	$ 283,703

See accompanying notes.

1. Significant Accounting Policies

Organization and Management Agreements

Century Realty Trust (the Trust) commenced operations under a Plan of Reorganization as of January 1, 1973, as the successor in interest to American National Trust and Republic National Trust. CRT Investments, Inc. was formed as a wholly owned subsidiary in 2001. Century Realty Properties, L.P., an Indiana limited partnership, was formed in 2001, with Century Realty Trust as its manager and sole general partner and CRT Investments, Inc. as its sole limited partner. During 2001, the Trust conveyed substantially all of its investment properties to Century Realty Properties, L.P. Charter Oaks Associates, LLC and CR Management, Inc. were formed as wholly owned subsidiaries in 1997. CR Management, Inc. is the manager and sole general partner of five partnerships (Porter Portfolio), each of which owns one apartment property as its principal asset. As the sole general partner and pursuant to each partnership agreement, the Trust has full, exclusive and complete responsibility and discretion in the management and control of each of these five partnerships. Control is demonstrated by the ability of the general partner to manage day-to-day operations, refinance debt and sell the assets of the partnerships without the consent of the limited partners and the inability of the limited partners to replace the general partner. Interests held by limited partners other than the Trust in the five real estate partnerships are reflected as minority interests in operating partnerships. Charter Oaks Associates, LLC holds title to the Charter Oaks apartments in Evansville, Indiana, which the Trust purchased in 1997.

The Trust owns and operates 15 residential rental properties and three commercial properties throughout Indiana. The Trust also owns two restaurant properties in Indiana and Florida. However, because each of the residential rental properties and restaurant and commercial properties has similar economic characteristics, facilities and services, the investment properties have been aggregated into a single investment property segment. All segment disclosures are included in or can be derived from the Trust's consolidated financial statements.

The residential rental properties owned and controlled by the Trust are managed under agreements with independent property management firms. The agreements provide for management fees based generally on gross rental collections.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Trust, and its wholly-owned and controlled subsidiaries, including the five operating partnerships controlled by CR Management, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

The revenue of the Trust primarily consists of rental income associated with short-term leases from apartments with terms generally of one year or less. Rental income is recognized when earned.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than 30 days.

Restricted Cash

Restricted cash includes security deposit savings accounts, property completion and replacement reserves, and real estate tax and insurance escrow accounts held by lenders.

Unamortized Management Contracts

Unamortized management contracts represent the allocation of the purchase price related to the Porter Portfolio acquisition identifiable with obtaining management of those properties (See Note 3). Amortization is computed by the straight-line method for a 10 year period which is the number of years the limited partners in the five controlled partnerships have to exchange their operating partnership units (O.P. units) into shares of beneficial interest of the Trust. The cumulative amortization was $395,629 and $330,594 at December 31, 2003 and 2002, respectively.

Unamortized Mortgage Costs

Unamortized mortgage costs represent costs incurred to acquire long-term financing. Amortization is computed by the straight-line method based on the terms of the loans which approximates the effective interest method. The cumulative amortization was $267,021 and $219,590 at December 31, 2003 and 2002, respectively.

1. Significant Accounting Policies (continued)

Real Estate Investments

Real estate investments are stated on the basis of cost, except for real estate investments transferred from the predecessor trusts which are stated at appraised values as of January 1, 1973. Depreciation is computed by the straight-line method based on estimated economic lives ranging from 29 to 40 years for buildings and 3 to 15 years for equipment.

Treasury Shares

Treasury shares are carried at cost and shares reissued are removed based on average cost. The difference between proceeds received on reissuance and the average cost is credited or charged to Shares of beneficial interest.

Income Taxes

The Trust intends to continue to qualify as a real estate investment trust as defined in the Internal Revenue Code and will distribute the majority of its taxable income. Realized gains on the sale of investments are distributed to shareholders if and when recognized for income tax purposes. Assuming compliance with other requirements of the Code, income so distributed will not be taxable to the Trust. Accordingly, no provision for federal income taxes is made in the consolidated financial statements.

For income tax purposes, distributions paid to shareholders consist of ordinary income, capital gains, return of capital or a combination thereof. Earnings and profits, which determine the taxability of dividends to shareholders, differ from reported net income due to differences for tax purposes in the estimated useful lives used to compute depreciation and the carrying values of the depreciable properties.

No provision has been made for income taxes or related credits of the operating partnerships, as the results of operations are includable in the tax returns of the partners.

Net Income per Share

Net income per share is computed in accordance with Statement of Financial Accounting Standards No.128.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Real Estate Investments

Real estate investments consist principally of apartments and commercial properties in Indiana. In connection with these properties, the Trust is principally a lessor using short-term operating leases except for two restaurant properties which it leases to the operators using long-term agreements expiring in 2004. In addition to specified minimum payments, the restaurant leases provide for contingent rentals based upon percentage of gross receipts derived by the lessees. The Trust has no obligation to grant purchase options to the lessees.

The Trust's net investment in direct financing leases consists of:

	2003	2002
Minimum lease payments receivable	**$ 60,587**	$ 126,683
Estimated unguaranteed residual values	**47,419**	47,419
Unearned income	**(8,856)**	(25,404)
Net investment	**$ 99,150**	$ 148,698

At December 31, 2003 future minimum lease payments receivable from direct financing leases are $60,587 for 2004. Also at December 31, 2003, future minimum annual lease payments due from noncancellable operating leases are $17,329 for 2004.

3. Real Estate Investment Transactions

During 1997, the Trust, through its wholly-owned subsidiary, CR Management, Inc., acquired from a single unrelated seller, the general partner interest in five limited partnerships (the "Porter Portfolio") each of which owned a single apartment property as its principal asset.

3. Real Estate Investment Transactions (continued)

The acquisition resulted in creating five new partnerships that issued, in the aggregate, 286,908 O.P. units to the selling partnerships for their contribution of net assets to the newly formed partnerships. At the date of acquisition, the market value of the Trust's shares of beneficial interest was $11.625 per share.

The acquisition agreement provided that the Trust would use its best efforts to grant to each beneficial owner of O.P. units, commencing two years after closing, the right to exchange those units on a one for one basis for shares of beneficial interest of the Trust.

Such exchange rights were granted in December, 1999, effective January 1, 2000 and on the first day of each quarter thereafter, and will exist until November 27, 2007, at which time the Trust may, at its option, require the exchange of any remaining outstanding O.P. units. Through December 31, 2003, holders of 236,769 O.P. units have elected to exchange their units for shares of beneficial interest. The Trust repurchased 13,793 of those shares, for a total cost of $162,986, from residents of certain states with which the Trust elected not to register its shares. As a result of the exchanges, the Trust owned 82.5%% of the limited partnership interests in the Porter Portfolio partnerships at December 31, 2003.

Due to the level of control that the Trust has over the activities and operations of each of the partnerships included in the Porter Portfolio, the financial position and results of operations of those partnerships are included in the consolidated financial statements of the Trust from the date of their acquisition. The equity interests that the Trust does not own is described in the consolidated financial statements as the minority interest in operating partnerships.

4. Short-term Debt

The Trust maintains a line of credit that is renewed annually, and at December 31, 2003, the maximum borrowing limit was $3,000,000. As of December 31, 2003, the Trust had no borrowings under this line of credit. The line of credit agreement includes a covenant that requires the Trust to demonstrate a minimum level of operating income for the quarter preceding borrowing under the agreement. For the quarters ended September 30, 2003 and December 31, 2003, the Trust did not achieve the specified minimum operating results. Until this default is cured, the Trust will be unable to borrow against this line of credit.

5. Mortgage Notes Payable

Mortgage notes applicable to properties wholly owned by the Trust and by Century Realty Properties, L.P. are payable in monthly installments, including interest at rates ranging from 3.91% to 9% per annum, and mature from October, 2004 to February 1, 2012. At December 31, 2003 and 2002, mortgage notes payable by the Trust amounted to $23,803,611 and $24,352,611, respectively. The aggregate amount of long-term debt maturities for each of the five years after December 31, 2003 are: 2004, $1,290,060; 2005, $4,994,241; 2006, $5,798,597; 2007, $272,119; 2008, $6,034,630 and thereafter $5,413,964.

Mortgage notes applicable to properties included in the Porter Portfolio controlled by the Trust are payable in monthly installments, including interest at rates ranging from 6.625% to 8.31% per annum, and mature from June 1, 2006 to August 1, 2037. At December 31, 2003 and 2002, mortgage notes payable by partnerships controlled by the Trust amounted to $9,633,421 and $9,749,012, respectively. The aggregate amount of long-term debt maturities for each of the five years after December 31, 2003 are: 2004, $124,417; 2005, $133,927; 2006, $2,547,529; 2007, $103,687; 2008, $111,134 and thereafter $6,612,727.

Three of the five partnership mortgage loans totaling $5,658,000 were repaid on July 31, 2002 using the proceeds of three new fixed rate long-term mortgage loans approximately totaling $5,991,000. The new loans allowed the Partnerships to reduce their interest rate from approximately 8.75% to 6.625%. The loans mature beginning on July 31, 2032. In connection with the refinancing, the Partnership wrote-off unamortized costs of $192,543 and incurred loan prepayment premiums of $100,941.

Cash paid for interest was $2,411,133, $2,451,779, and $2,781,807 for the years ended December 31, 2003, 2002, and 2001, respectively.

At December 31, 2003, approximately $25,687,500 of the owned real estate investments, and $11,782,000 of controlled real estate investments, after allowances for depreciation, represent collateral for the mortgage notes payable.

6. Shareholder Rights Plan

In 1989, the Board of Trustees adopted a Shareholder Rights Plan and distributed as a dividend one purchase right (a "Right") for each outstanding share of beneficial interest. At December 31, 2003 there were 1,781,790 Rights outstanding. Each Right entitles the holder to purchase from the Trust one share of beneficial interest at a price of $20 per share, subject to certain antidilution adjustments. The Rights are not exercisable or transferable apart from the shares until certain events occur relating to the acquisition of shares of the Trust as defined in the Plan. The Rights may be redeemed by the Board of Trustees at a redemption price of $.01 per Right until certain events relating to the acquisition of shares of the Trust as defined by the Plan occur.

The Rights will expire December 31, 2004, unless the date is extended or the Rights are exercised by the holder or redeemed by the Trust before that date. Until exercised, the holder of the Rights, as such, will have no rights as a shareholder of the Trust, including, without limitation, the right to vote as a shareholder or receive dividends.

7. Stock Options

In May, 2000, the Board of Trustees granted to each of three newly elected Trustees, an option to purchase up to 5,000 shares of beneficial interest exercisable on or before May 2, 2003, at a price of $10.25 per share, the fair market value at the date of grant. Options for 10,700 shares were exercised before May 2, 2003. Market prices on the dates exercised ranged from $11.50 to $12.17 per share. Options for 4,300 shares expired unexercised.

No options were granted during 2003 and there were no unexercised options at December 31, 2003.

8. Fair Values of Financial Instruments

The following methods and assumptions were used by the Trust in estimating its fair value disclosures for financial instruments:

Cash, Cash Equivalents and Restricted Cash: The carrying amount reported in the balance sheets for cash and cash equivalents approximates fair value.

Short-term Debt and Mortgage Notes Payable: The fair values of the Trust's mortgage notes payable are estimated using discounted cash flow analyses, based on the Trust's current incremental borrowing rates for similar types of borrowing arrangements.

The carrying amounts and fair values of the Trust's financial instruments are as follows:

	December 31, 2003	
	Carrying Amount	**Fair Value**
Cash and cash equivalents	**$ 1,550,459**	**$ 1,550,000**
Restricted cash	**1,742,053**	**1,742,000**
Mortgage notes payable	**33,437,032**	**33,575,000**

	December 31, 2002	
	Carrying Amount	Fair Value
Cash and cash equivalents	$ 1,751,051	$ 1,751,000
Restricted cash	1,592,035	1,592,000
Mortgage notes payable	34,101,623	35,000,000

9. Earnings (Loss) Per Share

A reconciliation of the numerator and denominator of the earnings (loss) per share computation is as follows:

	2003	2002	2001
Numerator (net income/loss):			
Numerator for basic and diluted earnings (loss) per share	**$ (540,658)**	$ 689,239	$ 748,592
Denominator:			
Denominator for basic earnings (loss) per share-weighted average shares	**1,774,987**	1,757,079	1,739,882
Effect of dilutive securities:			
Stock options	-	1,621	1,553
Denominator for diluted earnings (loss) per share-adjusted weighted average shares and assumed conversions	**1,774,987**	1,758,700	1,741,435
Basic earnings (loss) per share	**$ (0.30)**	$ 0.39	$ 0.43
Diluted earnings (loss) per share	**$ (0.30)**	$ 0.39	$ 0.43

Shareholder rights have not been included in the earnings (loss) per share calculation because they would be anti-dilutive at December 31, 2003, 2002 and 2001.

10. Subsequent Event

Subsequent to December 31, 2003, Century Realty Trust reached an agreement to sell Park Plaza Apartments to an unrelated third party for approximately $3,150,000. This transaction is subject to customary closing conditions, due diligence and financing approval.

REPORT OF INDEPENDENT AUDITORS

Board of Trustees
Century Realty Trust

We have audited the accompanying consolidated balance sheets of Century Realty Trust and Subsidiaries (the "Trust") as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Century Realty Trust and Subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

February 13, 2004
Indianapolis, IN

Ernst & Young LLP

GENERAL INFORMATION

TRUSTEES AND OFFICERS

MEMBER

National Association of Real Estate
Investment Trusts (NAREIT)

GENERAL COUNSEL

Bingham McHale LLP
2700 Market Tower - 10 W. Market St.
Indianapolis, IN 46204

INDEPENDENT AUDITORS

Ernst & Young LLP
111 Monument Circle, Suite 2600
Indianapolis, IN 46204

SHARE LISTING

NASDAQ SmallCap
Symbol: CRLTS

SHAREHOLDERS

On February 23, 2004, the Trust had 2,622 shareholders of record.

INVESTOR SERVICES

The Trust directly provides all services, including share transfers, dividend payments, and record keeping.

ANNUAL MEETING

The annual meeting of shareholders will be held at 10:30 A.M. on May 5, 2004 at the

Indianapolis Athletic Club,
350 North Meridian Street
Indianapolis, Indiana.

All shareholders are cordially invited to attend.

FORM 10-K

A copy of the Annual Report to the Securities and Exchange Commission, Form 10-K, will be provided free of charge upon request. Inquiries should be directed to Investor Services at the Trust's corporate office address.

CORPORATE OFFICE

320 N. Meridian St., Suite 823
Indianapolis, IN 46204
Phone: (317) 632-5467
Fax: (317) 685-1588

CENTURY REALTY TRUST
320 N. Meridian St., Suite 823
Indianapolis, IN 46204